Filed Pursuant to Rule 433
Registration No. 333-140871

September 24, 2007

Free Writing Prospectus

(To Prospectus dated February 23, 2007 and

Prospectus Supplement

dated September 24, 2007)

FINAL PRICING TERMS

The Issuer	Standard Pacific Corp. (NYSE: SPF).

Securities Offered	6% Convertible Senior Subordinated Notes due 2012.

Aggregate Principal Amount Offered	$100,000,000

Over-allotment Option	$15,000,000

Maturity Date	October 1, 2012.

Interest	6.0% per annum, accruing from the settlement date.

Interest Payment Dates	Each April 1 and October 1, beginning on April 1, 2008.

Price to Public	100%

Underwriting Discount	3.0%

Proceeds to the Issuer	97.0% per note.

NYSE Closing Price on September 24, 2007	$7.05 per share.

Conversion Premium	24.11% above NYSE closing price on September 24, 2007.

Initial Conversion Price	$8.75 per share of common stock, subject to adjustment.

Conversion Trigger Price	$11.375, subject to adjustment.

Initial Conversion Rate	114.2857 shares of common stock per $1,000 principal amount of notes, subject to adjustment.

Trade Date	September 24, 2007.

Settlement Date	September 28, 2007.

CUSIP	853763AA8

Joint Bookrunning Managers	Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and J.P. Morgan Securities Inc.

Total Net Proceeds/Use of Proceeds:

The net proceeds from the offering will be approximately $96.6 million, or $111.2 million as adjusted for the exercise of the over-allotment option, after deducting fees and estimated expenses. The issuer intends to apply approximately $9.12 million, or $10.49 million as adjusted for the exercise for the over-allotment option, of the net proceeds from the sale of the notes to pay the cost of the convertible note hedge transaction. The issuer intends to use the remaining net proceeds to repay a portion of the outstanding indebtedness under its revolving credit facility.

Capitalization

As disclosed in the table set forth under the caption “Capitalization” in the prospectus supplement for this offering, the amount of the revolving credit facility as adjusted is $169.1 million; the amount of the issuer’s total debt as adjusted is $2,046.1 million; the number of shares of the issuer’s common stock issued and outstanding as adjusted is 72,688,263; the common stock component of total stockholder’s equity as adjusted is $727,000; the amount of the issuer’s total stockholders’ equity as adjusted is $1,555.8 million; and amount of the issuer’s total capitalization as adjusted is $3,601.9 million. For additional information regarding the nature of the adjustments and certain line items, see “Capitalization” in the prospectus supplement for this offering.

Concurrent Offering

Concurrently with this offering, the issuer is offering from time to time up to an aggregate of 7,839,809 shares of its common stock by means of a separate prospectus supplement and accompanying prospectus. The shares will be loaned pursuant to a share lending agreement to an affiliate of Credit Suisse Securities (USA) LLC, an underwriter in this offering, which affiliate is referred to as the “share borrower.” These shares are referred to as the “borrowed shares.” The share borrower has informed the issuer that it intends to use the short position created by the share loan to facilitate transactions by which investors in the notes may hedge their investments in such notes through short sales or privately negotiated transactions. The share borrower will sell the borrowed shares pursuant to the issuer’s registration statement from time to time. 3,181,962 of the borrowed shares are expected to be offered on a delayed basis for this purpose. The share borrower will receive all of the proceeds from the sale of the borrowed shares pursuant to the share lending agreement and the issuer will not receive any of those proceeds, but it will receive a nominal lending fee for the use of those shares from the share borrower as set forth under the caption “Description of Share Lending Agreement” in the prospectus supplement for this offering. Because the share borrower must, on or about October 1, 2012 (or earlier in certain circumstances), return to the issuer all borrowed shares (or identical shares or, in certain circumstances, the cash value thereof), the issuer believes that under U.S. generally accepted accounting principles the borrowed shares will not be considered outstanding for the purpose of computing and reporting the issuer’s earnings per share.

The offering of the borrowed shares is contingent on the closing of this offering. The issuer expects that delivery of 4,657,847 of the borrowed shares will be made concurrently with the closing of this offering.

Convertible Note Hedge Transaction

In connection with this offering, the issuer has entered into convertible note hedge transactions with affiliates of one or more of the underwriters (together, the “hedge counterparties”), which are intended to reduce the potential dilution upon conversion of the notes. The issuer intends to apply approximately $9.12 million, or $10.49 million as adjusted for the exercise of the over-allotment option, of the net proceeds from the sale of the notes to pay the cost of the convertible note hedge transaction. The convertible note hedge transactions will cover, subject to anti-dilution adjustments, approximately 11,428,570 shares, or 13,142,855 shares as adjusted for the exercise of the over-allotment option, of the issuer’s common stock.

Adjustment to Conversion Rate upon a Make-whole Fundamental Change

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the make-whole fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of the issuer’s common stock in the make-whole fundamental change. If holders of the issuer’s common stock receive only cash in the make-whole fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of the issuer’s common stock over the five consecutive trading-day period ending on the trading day preceding the effective date of the make-whole fundamental change.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under the caption “Description of Notes—Conversion Rate Adjustments” in the prospectus supplement for this offering.

The following table sets forth the stock price and the number of additional shares by which the conversion rate shall be increased in the event of a make-whole change of control:

	Stock Price
Effective Date	$7.05	$8.50	$10.00	$12.50	$15.00	$17.50	$20.00	$22.50	$25.00
September 28, 2007	27.5583	21.8343	17.4372	12.9349	10.1928	8.3435	7.0073	5.9936	5.1968
October 1, 2008	27.5583	20.0871	15.6723	11.3663	8.8644	7.2273	6.0655	5.1931	4.5110
October 1, 2009	27.5583	17.9096	13.3916	9.3083	7.1188	5.7599	4.8250	4.1346	3.5992
October 1, 2010	27.5583	15.2119	10.4075	6.5909	4.8386	3.8605	3.2254	2.7685	2.4176
October 1, 2011	27.5583	11.4295	6.0557	2.8151	1.8388	1.4382	1.2076	1.0442	0.9171
October 1, 2012	27.5583	3.5258	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

	Stock Price
Effective Date	$27.50	$30.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00
September 28, 2007	4.5532	4.0224	2.5902	1.7584	1.2256	0.8637	0.6086	0.4245	0.2899
October 1, 2008	3.9614	3.5083	2.2823	1.5637	1.0983	0.7789	0.5517	0.3864	0.2646
October 1, 2009	3.1694	2.8154	1.8546	1.2856	0.9123	0.6524	0.4648	0.3267	0.2238
October 1, 2010	2.1365	1.9048	1.2731	0.8956	0.6448	0.4671	0.3363	0.2378	0.1629
October 1, 2011	0.8140	0.7282	0.4925	0.3511	0.2568	0.1894	0.1389	0.0997	0.0682
October 1, 2012	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year. If the stock price is:

•	greater than $100.00 per share (subject to adjustment), the conversion rate will not be increased; or

•	less than $7.05 per share (subject to adjustment), the conversion rate will not be increased.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 141.8440 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under the caption “Description of Notes—Conversion Rate Adjustments” in the prospectus supplement for this offering.

Standard Pacific has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (including the prospectus supplement) in that registration statement and other documents Standard Pacific has filed with the SEC for more complete information about Standard Pacific and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Standard Pacific, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and applicable prospectus supplement if you request them by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, Banc of America Securities LLC toll free at 1-800-294-1322 or JPMorgan Securities Inc. toll free at 1-800-430-0686.

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